SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSAL INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

91359V107

(CUSIP Number)

Bradley I. Meier

c/o Universal Insurance Holdings, Inc.

Attention: Janet Conde

1110 W. Commercial Blvd.

Fort Lauderdale, Florida 33309

Tel: (954) 958-1200

Fax: (954) 958-1202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May, 23 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bradley I. Meier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Inapplicable
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 4,158,873
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 4,158,873
	10	SHARED DISPOSITIVE POWER 4,158,873
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,873
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

UNIVERSAL INSURANCE HOLDINGS, INC.

INTRODUCTION

This Amendment No. 9 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the “Commission”) dated February 10, 2005 (the “Original 13D”). The Original 13D was amended by Amendment No. 1 to Schedule 13D filed with the Commission dated May 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission dated August 24, 2007, Amendment No. 3 to Schedule 13D filed with the Commission dated December 20, 2007, Amendment No. 4 to Schedule 13D filed with the Commission dated April 18, 2008, Amendment No. 5 to Schedule 13D filed with the Commission dated May 20, 2009, Amendment No. 6 to Schedule 13D filed with the Commission dated May 27, 2010, Amendment No. 7 to Schedule 13D filed with the Commission dated June 22, 2012 and Amendment No. 8 to Schedule 13D filed with the Commission dated April 1, 2013. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment Nos. 1-8.

ITEM 1. SECURITY AND ISSUER.

Unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

Unchanged

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to provide the following information:

Amendment No. 9 relates to 1) Bradley I. Meier’s disposition of 2,000,000 shares of Common Stock of Universal Insurance Holdings, Inc. (“Company”) pursuant to a repurchase agreement (“Repurchase Agreement”) entered into as of April 1, 2013, by and between Mr. Meier and the Company, 2) Mr. Meier’s disposition of 2,666,000 shares of Common Stock pursuant to a repurchase agreement (“Second Repurchase Agreement”) entered into as of May 23, 2013, by and between Mr. Meier and the Company and 3) Mr. Meier’s disposition of 1,340,000 shares of Common Stock pursuant to a purchase agreement (“Purchase Agreement”) entered into as of May 30, 2013, by and between RenaissanceRe Ventures Ltd. (“RenRe”) and Mr. Meier. The combined 6,006,000 shares of Common Stock disposed by Mr. Meier pursuant to the Repurchase Agreement, Second Repurchase Agreement and Purchase Agreement shall hereinafter be referred to as the (“Combined Shares”).

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to provide the following information:

Mr. Meier disposed of the Combined Shares as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Following the sale of the Combined Shares described in Item 3 above, Mr. Meier beneficially owns an aggregate of 4,158,873 shares of Common Stock (which includes options to purchase 450,000 shares of Common Stock exercisable within 60 days hereof and 174,200 shares of Common Stock issuable upon conversion of Series M Preferred Stock), which represents 11.6% of the outstanding shares of Common Stock. This percentage is based on 35,266,773 shares of Common Stock outstanding as of May 30, 2013.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

On April 1, 2013, the Company entered into the Repurchase Agreement with Bradley I. Meier, the Company’s former Chairman, President and Chief Executive Officer and a principal stockholder of the Company. Pursuant to the Repurchase Agreement, the Company agreed to repurchase an aggregate of 4,000,000 shares of the Company’s Common Stock owned by Mr. Meier. The initial repurchase of 2,000,000 of Mr. Meier’s shares occurred on April 1, 2013 for a repurchase price of $4.02 per share, representing a discount from the current market price of the Company’s Common Stock. The Company agreed to repurchase an additional 2,000,000 of Mr. Meier’s shares on or before June 1, 2013 and executed the repurchase on May 23, 2013 for the same repurchase price of $4.02 per share. Mr. Meier also granted the Company a right of first refusal on any future sale or transfer for value of the Company’s shares to a third party through December 31, 2014.

On May 23, 2013, the Company also entered into the Second Repurchase Agreement with Bradley I. Meier pursuant to which the Company purchased an aggregate of 2,666,000 shares of the Company’s Common Stock at a repurchase price of $4.50 per share, representing a discount from the current market price of the Company’s Common Stock.

On May 30, 2013, Bradley I. Meier entered into the Purchase Agreement with RenRe pursuant to which RenRe purchased an aggregate of 1,340,000 shares of the Company’s Common Stock at a purchase price of $4.50 per share, representing a discount from the current market price of the Company’s Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

The Repurchase Agreement filed as Exhibit 10.1 to the Company’s Form 8-K, filed with the Commission on April 2, 2013, is herein incorporated by reference.

The Second Repurchase Agreement filed as Exhibit 10.5 to the Company’s Form 8-K, filed with the Commission on May 24, 2013, is herein incorporated by reference.

The Purchase Agreement, dated as of May 30, 2013, by and between Bradley I. Meier and RenaissanceRe Ventures Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 31, 2013

By:	/s/ Bradley I. Meier
Name: Bradley I. Meier

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 30, 2013, by and between RenaissanceRe Ventures Ltd., a Bermuda exempted company (the “Purchaser”), and Bradley I. Meier, an individual with an address at 229 Ocean Blvd., Golden Beach, Florida 33160 (the “Seller”).

R E C I T A L S

WHEREAS, the Seller owns in the aggregate 4,678,971 shares of common stock of Universal Insurance Holdings, Inc. (the “Company”), par value $0.01 per share (collectively, the “Shares”);

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from Seller, 1,340,000 of the Shares (the “Purchased Shares”), on the terms and subject to the conditions set forth in this Agreement (the “Transaction”); and

WHEREAS, concurrently with the execution of this Agreement, (a) the Company and the Purchaser are entering into a Loan Agreement (the “Loan Agreement”) and (b) the Company and Renaissance Reinsurance Ltd. (“Renaissance Reinsurance”), an affiliate of the Purchaser are entering into (i) a Covered Loss Index Swap (the “Swap”) and a Reinsurance Reservation of Capacity and Right of First Refusal Agreement (the “ROFR Agreement” and, together with the Loan Agreement, the Swap and the ROFR Agreement, together with all opinions, certificates and other documents to be delivered in connection therewith, the “Purchaser Transaction Documents”).

NOW, THEREFORE, for good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Purchase and Sale.

(a) On the terms and subject to the conditions of this Agreement, the Seller hereby agrees to sell, transfer, convey and deliver to the Purchaser, and the Purchaser agrees (subject to the satisfaction of the condition set forth in Section 1(b) below) to purchase from the Seller, all of the Seller’s right, title and interest in and to the Purchased Shares for a purchase price of six million thirty thousand dollars ($6,030,000) (the “Purchase Price”). The closing of the purchase and sale of the Purchased Shares (the “Closing”) shall take place on May 31, 2013 (the “Closing Date”), or on such other date as the Purchaser and Seller may mutually agree, at the offices of the Purchaser in Bermuda.

(b) The Purchaser’s obligation to deliver the Purchase Price to the Seller and consummate the Transaction is conditioned upon the Purchaser’s receipt of the Purchaser Transaction Documents, in each case duly executed by the parties thereto (other than the Purchaser or Renaissance Reinsurance.

(c) At the Closing, (i) the Purchaser shall deliver the Purchase Price by wire transfer of immediately available funds to the account of the Seller as the Seller shall have specified in writing prior to the Closing Date and (ii) the Seller shall deliver to the Purchaser stock certificates representing such Purchased Shares, accompanied by a stock power and bearing or accompanied by all requisite stock transfer stamps.

2. Representations and Warranties of the Seller. The Seller hereby represents and warrants to the Purchaser as follows:

(a) The Seller has full power and authority to execute and deliver this Agreement and to perform Seller’s obligations hereunder. This Agreement has been duly authorized, executed, and delivered by the Seller and constitutes the legal, valid, and binding obligation of Seller, enforceable against the Seller in accordance with its terms, subject to bankruptcy, insolvency, and general equitable principles.

(b) The Seller is the holder of record or beneficially owns all of the Shares.

(c) Upon (i) delivery to the Purchaser of certificates representing the Purchased Shares, duly endorsed by the Seller for transfer to the Purchaser, or (ii) confirmation reasonably acceptable to the Purchaser of the transfer to the Purchaser of any Purchased Shares held by the Seller in book-entry position, and upon the Seller’s receipt of payment therefor, the Seller will have transferred to the Purchaser good and marketable title to the Purchased Shares, free and clear of all liens, encumbrances, claims of third parties, security interests, mortgages, pledges, agreements, options, warrants, rights of first refusal and rights of others of any kind or nature whatsoever, whether or not filed, recorded or perfected.

(d) The Seller is not a party to or subject to any suit or any administrative, arbitration or other proceeding with respect to the Purchased Shares or any judgment, decree or order entered in any suit or proceeding brought by any governmental agency or other person enjoining or otherwise restraining or restricting Seller with respect to the Purchased Shares, and, to the best of the Seller’s knowledge, no such suit or proceeding is threatened against the Seller.

(e) Other than any required filings under U.S. securities laws, the Seller is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any governmental or regulatory authority or any other person in order to consummate any transfer of the Purchased Shares to the Purchaser. The execution, delivery and performance of this Agreement by the Seller will not violate, result in the breach of or constitute a default under any contract, instrument or other agreement to which the Seller is bound. To the best of the Seller’s knowledge, the Seller has in all material respects owned and held the Purchased Shares in accordance with all applicable laws and requirements of governmental authorities.

(f) As the former Chairman, President and Chief Executive Officer of the Company, the Seller was familiar with the condition (financial and otherwise), properties, assets, liabilities, business operation and prospects of the Company as of February 22, 2013. Seller has such knowledge and experience in business and financial matters that the Seller is capable of evaluating the merits and risks of the Transaction.

(g) The Seller and his advisors have had an opportunity to ask questions of, and to receive information from, the Company and persons acting on its behalf concerning the terms of this Agreement and the terms and conditions of the Transaction as set forth herein. The Seller participated in the drafting and negotiation of, has carefully read and is familiar with this Agreement. Seller acknowledges that he has had an opportunity to consult with counsel and other advisors about this Agreement and the Transaction. The Seller has received no representations or warranties from the Purchaser, its affiliates, employees, agents or attorneys in making his decision to enter into this Agreement, other than as set forth herein.

(h) The Seller (i) acknowledges that as of the time of the Transaction, the Purchaser may have been in possession of material non-public information not known to it (the “Purchaser Excluded Information”), (ii) acknowledges that the Purchaser was not, and shall not be, obligated to disclose, any Purchaser Excluded Information or have any liability to Seller with respect to any such non-disclosure, (iii) hereby waives any and all claims and causes of action arising against the Purchaser from and after the time of the Transaction based upon or relating to such non-disclosure, (iv) acknowledges and agrees that in connection with the Transaction Purchaser has made no representation or warranty to the Seller whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Company, or with respect to the value of the Purchased Shares.

(i) The Seller is an “accredited investor” within the meaning of Section 501(a) of Regulation D of the Securities Act of 1933, as amended.

(j) The Seller acknowledges that the Purchaser is relying on the representations and warranties set forth in this Section 2 connection with the Transaction.

3. Representations and Warranties of the Purchaser. The Purchaser represents and warrants to the Seller as follows:

(a) The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser, and constitutes the legal, valid, and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to bankruptcy, insolvency, and general equitable principles.

(b) The execution, delivery and performance of this Agreement by the Purchaser will not violate, result in the breach of or constitute a default under any contract, instrument or other agreement to which the Purchaser is bound, or result in the violation of any provision of its memorandum of association or by-laws.

(c) The Purchaser is not a party to or subject to any suit or any administrative, arbitration or other proceeding or any judgment, decree or order entered in any suit or proceeding brought by any governmental agency or other person enjoining or otherwise restraining or restricting the Purchaser with respect to the transactions contemplated hereby, and, to the best of the Purchaser’s knowledge, no such suit or proceeding is threatened against the Purchaser

(d) The Purchaser (i) acknowledges that as of the time of the Transaction, the Seller may have been in possession of material non-public information not known to it (the “Seller Excluded Information”), (ii) acknowledges that the Seller was not, and shall not be, obligated to disclose, any Seller Excluded Information or have any liability to the Purchaser with respect to any such non-disclosure, (iii) hereby waives any and all claims and causes of action arising against the Seller from and after the time of the Transaction based upon or relating to such non-disclosure, (iv) acknowledges and agrees that in connection with the Transaction the Seller has made no representation or warranty to the Purchaser whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Company, or with respect to the value of the Purchased Shares.

(e) The Purchaser is an “accredited investor” within the meaning of Section 501(a) of Regulation D of the Securities Act of 1933, as amended.

(f) The Purchaser acknowledges that the Seller is relying on the representations and warranties set forth in this Section 3 connection with the Transaction.

4. Covenants. Each of the Seller and the Purchaser covenants, from and after the time of the Transaction, not to assert any claims against or to sue the other party or any of its directors, officers, employees, partners, agents or affiliates for any loss, damage or liability arising from or relating to the sale and purchase of the Purchased Shares in the Transaction as a result of the non-disclosure of any Purchaser Excluded Information or Seller Excluded Information, as applicable.

5. Survival. All representations and warranties of the Seller and the Purchaser contained in this Agreement shall survive indefinitely.

6. Miscellaneous Provisions.

(a) Further Assurances. Each of the parties hereto shall take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and existing agreements or otherwise reasonably required to be taken or done by it to consummate the transactions contemplated hereby in accordance with the terms hereof and to more fully and effectively vest in the Purchaser title to the Purchased Shares.

(b) Successors and Assigns. This Agreement will be binding upon and inure to the benefit of the parties to this Agreement and the successors and assigns of the parties hereto; provided, however, that, no rights, obligations or liabilities hereunder will be assignable by any party without the prior written consent of the other parties.

(c) No Third Party Beneficiaries. This Agreement is not intended to confer any rights or remedies hereunder upon, and will not be enforceable by, any other person or entity, other than the parties to this Agreement.

(d) Controlling Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to the choice of law provisions thereof.

(e) Waiver of Trial by Jury. THE PURCHASER AND SELLER HEREBY EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY THIS AGREEMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTION OR THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTION, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND THE PURCHASER AND THE SELLER HEREBY AGREE AND CONSENT THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(f) Submission To Jurisdiction; Waivers. Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of this Agreement or otherwise relating to the Transaction shall be brought only in the state or United States Federal courts located in the State of Delaware. Each party hereto irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any such action or proceeding by the mailing of such documents by registered United States mail as specified in Section 6(i).

(g) Entire Agreement; Amendments; Waiver. This Agreement constitutes the entire contract between the parties hereto pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions, whether written or oral, of the parties. There are no representations, warranties, or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties to be bound thereby. Any agreement on the part of the parties to waive any term or provision of this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of the party against whom the waiver is to be effective. No such waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other inaccuracy, breach or failure to strictly comply with the provisions of this Agreement.

(h) Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or other electronic delivery, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement.

(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) upon delivery, if delivered in person, (ii) upon receipt of written confirmation of transmission, if transmitted by facsimile or other electronic communication (with written confirmation and a copy of the notice or other communication mailed by express courier or certified or registered mail, return receipt requested) or (iii) one (1) business day after it is sent, if delivered by an express courier (with written confirmation), to the parties at the following addresses:

If to the Purchaser:

RenaissanceRe Ventures Ltd.

12 Crow Lane

Pembroke HM19

Bermuda

Attention:     President

Facsimile:    (441) 958-1201

E-mail:         ventures@renre.com

If to Seller:

Bradley I. Meier

229 Ocean Blvd.

Golden Beach, Florida 33160

Facsimile: (954) 958-1202

E-mail: bmeier311@aol.com

with a copy (which shall not constitute notice) to:

Vedder Price P.C.

222 North LaSalle Street

Chicago, Illinois 60601

Attention:     Michael A. Nemeroff

Facsimile:    (312) 609-5005

E-mail:         mnemeroff@vedderprice.com

(j) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. The Seller and the Purchaser shall pay their respective brokerage fees, commissions, and finder’s fees, if any, and shall indemnify and hold the other party harmless from and against any and all other claims or liabilities for brokerage fees, commissions, and finder’s fees incurred by reason of any action taken by such party. Notwithstanding the foregoing, all transfer and documentary taxes relating to the purchase and sale of the Shares hereunder shall be borne by the Purchaser.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

RENAISSANCERE VENTURES LTD.

By:	/s/ Michael J. Doak
Name: Michael J. Doak
Title: Senior Vice President

/s/ Bradley I. Meier
Bradley I. Meier

[Purchase Agreement]